SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            Intercell Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 4584 41300
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 17, 1997
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                       (continued on following pages)

   CUSIP No. 4584 41300                                   Schedule 13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                  (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC

        5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                  [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

             (7)  Sole Voting Power
                  2,728,431 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  2,728,431 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,431 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  8.7% (See Item 5)

        14)  Type of Reporting Person
                  CO




                              Page 2 of 7 Pages

                                SCHEDULE 13D

   ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, no par value ("Common Stock"), of Intercell Corporation, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada V6C 2W2.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership (the "Partnership". Global is also the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"; the Partnership and the Offshore Fund are referred to collectively herein as the "Investors"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

        The principal office of Global is located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the office address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 10, 1996, the Partnership acquired 45 shares of the Issuer s Series C Preferred Stock, no par value (the "Series C Preferred Stock"), and a warrant to purchase up to 69,231 shares of Common Stock (the "Partnership Warrant") for an aggregate price of $450,000, which the Partnership paid out of its working capital.

        The Partnership subsequently acquired an aggregate of 1,394,701 shares of Common Stock through conversion of all 45 shares of its Series C Preferred Stock.



                              Page 3 of 7 Pages

        On December 10, 1996, the Offshore Fund acquired 35 shares of the Series C Preferred Stock, and a warrant to purchase up to 53,846 shares of Common Stock (the "Offshore Fund Warrant"; the Partnership Warrant and the Offshore Fund Warrant are referred to collectively herein as the "Warrants") for an aggregate price of $350,000, which the Offshore Fund paid out of its working capital.

        The Offshore Fund subsequently acquired an aggregate of 1,276,815 shares of Common Stock through conversion of all 35 shares of its Series C Preferred Stock.

   ITEM 4.  PURPOSE OF TRANSACTION.

        The Investors acquired the Series C Preferred Stock, the
   Warrants, and the shares of Common Stock referred to in Item 3 for investment purposes.

        Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time cause the Investors to acquire Common Stock for investment purposes by exercising the Warrants and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of July 17, 1997:

        (a) Global was the beneficial owner of an aggregate of 2,728,431 shares of Common Stock of the Issuer (consisting of 2,590,116 shares of Common Stock and 138,315 shares of Common Stock underlying the Warrants). The Issuer has advised Global that the Issuer had 31,346,127 shares of Common Stock outstanding as of July 18, 1997. Based on that number of shares and treating as also being outstanding the shares of Common Stock underlying the Warrants, Global would be deemed to be the beneficial owner of 8.7% of the Issuer s outstanding Common Stock.

        (b) Global has the sole power to vote and dispose of all shares of Common Stock and would have the sole power to vote and dispose of any additional shares of Common Stock issued upon exercise of the Warrants.

        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior to July 27, 1997 (I.E., 10 days after July 17, 1997). The sale of Common Stock described in Schedule A occurred on the OTC Bulletin Board system.



                              Page 4 of 7 Pages

        (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all shares of Common Stock and no person other than the Investors would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any additional shares of Common Stock issued upon exercise of the Warrants.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the Issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of the Investors, such as the partnership agreement of the Partnership and the investment management agreement between Global and the Offshore Fund). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for agreements entered into between the Investors and the Issuer in connection with the Investors' acquisition of the Series C Preferred Stock and the Warrants.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are required to be filed as part of this Schedule
   13D.























                              Page 5 of 7 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 6, 1997              GLOBAL CAPITAL MANAGEMENT, INC.



                                      By:  /s/ John D. Brandenborg
                                           ----------------------------
                                      Name:  John D. Brandenborg
                                      Title: Vice-President







































                              Page 6 of 7 Pages

                                 SCHEDULE A
                                 ----------

     Transaction    Transacting
         Date           Party        Transaction    Quantity     Price
     -----------    -----------      -----------    --------     -----

       7/2/97      Global Bermuda       Sell         31,400      $0.281
                      Limited
                    Partnership

       7/17/97     Global Bermuda   Conversion of   1,313,296     n/a
                      Limited       36 shares of
                    Partnership       Series C
                                      Preferred
                                     Stock into
                                    Common Stock

       7/17/97       Lakeshore      Conversion of   1,276,815     n/a
                   International,   35 shares of
                        Ltd.          Series C
                                      Preferred
                                     Stock into
                                    Common Stock






























                              Page 7 of 7 Pages